Exhibit 21.1

EPSILON ENERGY, INC.

SUBSIDIARIES

NAME	JURISDICTION OF ORGANIZATION

Epsilon Energy USA Inc.	Ohio
Epsilon Midstream, LLC	Pennsylvania
Epsilon Operating, LLC	Delaware
Dewey GP, LLC	Delaware
Dewey Holdings, LLC	Delaware